ROPES & GRAY LLP PRUDENTIAL TOWER

800 BOYLSTON STREET BOSTON, MA 02199-3600

WWW.ROPESGRAY.COM

Adam M. Schlichtmann 617-951-7114

617-235-7346 fax

adam.schlichtmann@ropesgray.com

April 22, 2020

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Re: State Street Institutional Investment Trust (the "Trust" or the "Registrant") (Registration Nos. 333- 30810, 811- 09819) Amendment Number 268 to the Trust's Registration Statement (the "Registration Statement") on Form N-1A Filed on February 24, 2020, Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act")

Ladies and Gentlemen:

This letter provides the Trust's responses to comments on the above-referenced amendment to the Registration Statement of the Trust, relating to the State Street Global All Cap Equity ex-U.S. Index Fund (the "Fund") and the State Street Global All Cap Equity ex-U.S. Index Portfolio (the "Portfolio"), series of the Trust, that Mr. Edward Bartz of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") provided by telephone to Adam Schlichtmann on April 9, 2020. For convenience of reference, each of the comments is summarized before the Trust's responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

The Trust currently intends to make a filing under Rule 485(b) of the 1933 Act on or about April 24, 2020 containing its Prospectus and SAI that will be become automatically effective on or about April 30, 2020.

General

1.If an amendment to a Registration Statement only applies to a sub-set of funds, only use the series and class identifiers of the affected funds (in this case, two funds). If other funds will be using the joint SAI, those funds should make a 497 filing with the SAI.

Response: The Trust acknowledges the comment and the requested change will be made for future filings.

Prospectus Comments

2.Provide a completed fee table and expense example as soon as possible prior to filing the 485(b) amendment.

Response: The fee table and expense example are attached as Appendix A.

3.Please confirm supplementally that the Adviser is not permitted to recoup any fees waived or expenses reimbursed in connection with the expense cap described in footnote 3 to the fee table. If the Adviser is permitted to recoup any such amounts, please disclose the terms of recoupment in the footnote.

Response: There is no recoupment arrangement at present in connection with the expense cap described in footnote 3 to the fee table.

4.Please file a copy of the fee waiver agreement as an exhibit to the Registration Statement.

Response: The Trust confirms that the fee waiver agreement will be filed with the 485(b) amendment.

5.In the principal investment strategy, please disclose that pursuant to the Fund's concentration policy the Fund may concentrate to approximate the composition of the underlying index.

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time.

6.Please consider whether it is appropriate to add a concentration risk.

Response: The Fund notes that it may invest in stocks in any market industry or sector consistent with its fundamental concentration policy and its principal investment strategy of seeking to track the performance of the Index. The Fund does not have an investment strategy to focus its investments in any particular industry or sector, but may have a significant amount of its assets invested in stocks in a single or small number of industries or sectors depending on the composition of the Index. The Fund's industry and sector distribution may change over time as the Index may change. For this reason, the Fund does not believe that it is appropriate to add concentration risk.

7.When discussing use of derivatives or synthetic instruments for satisfying the Fund's 80% names rule test, please revise the disclosure to indicate that this investment policy is an assets-based test not an exposure-based test, and therefore should be based on marked-to-market value, not notional exposure.

Response: For purposes of determining compliance with its policy that, under normal market conditions, the Fund will not invest less than 80% of its total assets in in securities comprising the Index or in American Depositary Receipts or Global Depositary Receipts providing exposure to securities comprising the Index, the Fund may account for a derivative position by reference to its market value or notional value. The Fund may use a derivative contract's notional value when it determines that notional value is an appropriate measure of the Fund's exposure to investments that are consistent with its investment policy. See, e.g., "Final Rule: Investment Company Names," Rel. No. IC-24828 (Jan. 17, 2001) at n. 13.

8.Please consider whether Fund's disclosures, particularly its risk disclosure, should be revised based on how the events of the COVID-19 pandemic will affect the Fund and its investments. If not warranted, please explain supplementally why revised disclosures are not needed.

Response: The Fund notes that it intends to revise its disclosure as follows:

The Fund intends to add disclosure under "Principal Risks – Market Risk" as follows:

Market Risk: The Fund's investments are subject to changes in general economic conditions, and general market fluctuations and the risks inherent in investment in securities markets. Investment markets can be volatile and prices of investments can change substantially due to various factors including, but not limited to, economic growth or recession, changes in interest rates, changes in the actual or perceived creditworthiness of issuers, and general market liquidity. The Fund is subject to the risk that geopolitical events will disrupt securities markets and adversely affect global economies and markets. Local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issues, or other events could have a significant impact on the Fund and its investments.

The Fund intends to add disclosure under "Market Risk" in the "Additional Information about Investment Objective, Principal Strategies, and Risks – Additional Information About Risks" section as follows:

Market Risk. Market prices of investments held by the Fund will go up or down, sometimes rapidly or unpredictably. The Fund's investments are subject to changes in general economic conditions, general market fluctuations and the risks inherent in investment in securities markets. Investment markets can be volatile, and prices of investments can change substantially due to various factors including, but not limited to, economic growth or recession, changes in interest rates, changes in actual or perceived creditworthiness of issuers and general market liquidity. Even if general economic conditions do not change, the value of an investment in the Fund could decline if the particular industries, sectors or companies in which the Fund invests do not perform well or are adversely affected by events. Further, legal, political, regulatory and tax changes also may cause fluctuations in markets and securities prices. Local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issues, or other events could have a significant impact on a Fund and its investments.

An outbreak of a respiratory disease caused by a novel coronavirus (known as COVID-19) first detected in China in December 2019 has resulted in a global pandemic and major disruptions to economies and markets around the world, including the United States. Financial markets have experienced extreme volatility and severe losses, and trading in many instruments has been disrupted. Liquidity for many instruments has been greatly reduced for periods of time. Some interest rates are very low and in some cases yields are negative. Governments and central banks, including the Federal Reserve in the United States, have taken extraordinary and unprecedented actions to support local and global economies and the financial markets. The impact of these measures, and whether they will be effective to mitigate the economic and market disruption, will not be known for some time. In addition, the outbreak of COVID-19, and measures taken to mitigate its effects, could result in disruptions to the services provided to a Fund by its service providers.

The Fund intends to add disclosure under the "Additional Investments and Risks" in the SAI as follows:

Market Turbulence Resulting from COVID-19

An outbreak of a respiratory disease caused by a novel coronavirus first detected in China in December 2019 has spread globally in a short period of time. In an organized attempt to contain and mitigate the effects of the spread of the coronavirus known as COVID-19, governments and businesses world-wide have taken aggressive measures, including closing borders, restricting international and domestic travel, and the imposition of prolonged quarantines of large populations. COVID-19 has resulted in the disruption of and delays in the delivery of healthcare services and processes, the cancellation of organized events and educational institutions, the disruption of production and supply chains, a decline in consumer demand for certain goods and services, and general concern and uncertainty, all of which have contributed to increased volatility in global markets. The effects of COVID-19 will likely affect certain sectors and industries more dramatically than others, which may adversely affect the value of a Fund's investments in those sectors or industries. COVID-19, and other epidemics and pandemics that may arise in the future, could adversely affect the economies of many nations, the global economy, individual companies and capital markets in ways that cannot be foreseen at the present time. In addition, the impact of infectious diseases in developing or emerging market countries may be greater due to limited health care resources. Political, economic and social stresses caused by COVID-19 also may exacerbate other pre-existing political, social and economic risks in certain countries. The duration of COVID-19 and its effects cannot be determined at this time, but the effects could be present for an extended period of time.

9.Please consider whether Special Risk Considerations of Investing in China should be enhanced regarding the risk of the COVID-19 pandemic.

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time.

10.Within Indexing Strategy/Index Tracking Risk, please clarify that the risks described are risks of the Fund's sampling strategy.

Response: The Fund notes that it includes the following disclosure in Indexing Strategy/Index

Tracking Risk, "The Adviser may attempt to replicate the Index return by investing in fewer than all of the securities in the Index, or in some securities not included in the Index, potentially increasing the risk of divergence between the Fund's return and that of the Index." Therefore, the Fund respectfully declines to make the requested change.

11.Pursuant to Instruction 6 to Item 9(b) of Form N-1A, please disclose if applicable that the Fund may from time to take temporary defensive positions that are inconsistent with the Fund's principal investment strategy and disclose the effect of taking such temporary defensive positions.

Response: The Fund has reviewed its disclosure and determined not to make any changes at this time.

12.On page 21, please consider whether the reference to the Fund's June 2019 semi-annual report needs to be updated.

Response: The Fund confirms that the reference to the Fund's June 2019 semi-annual report is accurate.

13.Please apply the same comments to the Portfolio.

     Response: The requested change will be made.

SAI Comments

14.Please add narrative disclosure indicating that the Fund will consider the concentration of its underlying investment companies when determining the Fund's compliance with its concentration policies.

Response: The Fund declines to make the requested change. The Trust is not aware of any requirement to "look through" its investments in an investment company to the underlying holdings of the investment company for purposes of determining compliance with its policy on concentrating its investments in any one industry.

15.In the 485(b) filing, please provide hyperlinks for all exhibits and documents otherwise incorporated by reference pursuant to the amended forms and rules as required by the FAST Act.

Response: The requested change will be made.

16.Pursuant to Section 6 of the 1933 Act, please ensure that the Registration Statement is signed by the Fund's principal accounting officer or comptroller.

Response: The Registration Statement is currently signed by the Trust's Treasurer. According to the Trust's Amended and Restated Bylaws, the Treasurer is the Trust's principal accounting officer. Therefore, the Trust declines to make any changes in response to this comment.

* * *

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/Adam M. Schlichtmann

Adam M. Schlichtmann

Appendix A

State Street Global All Cap Equity ex-U.S. Index Fund

Shareholder Fees (fees paid directly from your investment)

		Class	Class
	Class A	I	K

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.25%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of the sale proceeds or
the original offering price)	None 1	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I	Class K

Management Fee	0.060%	0.060%	0.060%
Distribution and/or Shareholder Service (12b-1) Fees	0.250%	0.000%	0.000%
Other Expenses2	0.470%	0.470%	0.270%
Total Annual Fund Operating Expenses	0.780%	0.530%	0.330%

Less Fee Waivers and/or Expense Reimbursements3	(0.265)%	(0.265)%	(0.265)%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense
Reimbursements	0.515%	0.265%	0.065%

1

2

3

A contingent deferred sales charge ("CDSC") of 1.00% may be assessed on redemptions of Class A shares made within 18 months after purchase where no initial sales charge was paid at the time of purchase as part of an investment of $1,000,000 or more.

Other Expenses have been restated to reflect current fees for Class A and Class I shares.

The Fund's investment adviser, SSGA Funds Management, Inc. (the "Adviser" or "SSGA FM"), is contractually obligated until April 30, 2021 (i) separately with respect to each of the Fund and the Portfolio (i) to waive up to the full amount of the advisory fee payable by the Fund or the Portfolio, and/or (ii) to reimburse the Fund/Portfolio to the extent that Total Annual Fund Operating Expenses (exclusive of non-recurring account fees, interest, taxes, extraordinary expenses, acquired fund fees, with respect to the Fund, any class-specific expenses, such as distribution, shareholder servicing, sub-transfer agency and administration fees, and, with respect to the Portfolio, distribution, shareholder servicing and sub-transfer agency fees) exceed 0.015% of the Fund's and 0.08% of the Portfolio's average daily net assets on an annual basis. This waiver and/or reimbursement may not be terminated prior to April 30, 2021 except with approval of the Fund's/Portfolio's Board of Trustees.

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The calculation of costs for the one- year period takes into account the effect of any current contractual fee waivers and/or reimbursements; and the calculation of costs for the remaining periods takes such fee waivers and/or reimbursements into account only for the first year of each such period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1	3	5	10
	year	years	years	years

Class A	$575	$736	$911	$1,417
Class I	$ 27	$143	$270	$ 639
Class K	$ 7	$ 79	$ 159	$ 392

State Street Global All Cap Equity ex-U.S. Index Portfolio

Shareholder Fees (fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of the sale proceeds or the original offering price)	None

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	N/A
Distribution and/or Shareholder Service (12b-1) Fees	N/A
Other Expenses	0.06%
Total Annual Fund Operating Expenses	0.06%

Example:

This Example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated, and then sell or hold all of your Portfolio Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	3 years	5 years	10 years

$6	$19	$34	$77